Contact

www.linkedin.com/in/miguelmas
(LinkedIn)
www.standvirtual.com/ (Other)
www.coisas.com/ (Other)
www.olx.pt/ (Other)

Top Skills

Engineering
Product Development
Team Leadership

Miguel Mascarenhas

Serial internet entrepreneur
Aalsmeer, North Holland, Netherlands

Summary

Building businesses within the Internet industry since 2000.

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Experience

Fixando B.V.
Co-Founder
April 2016 - Present (7 years 8 months)

imovendo
Co-Founder
August 2019 - Present (4 years 4 months)

Fixe.com (Miguel Mascarenhas, Unip. Lda)
Owner
February 2003 - Present (20 years 10 months)

Internet

Tradus
General Manager
December 2017 - December 2021 (4 years 1 month)
Amsterdam, North Holland, Netherlands

OLX Group
3 years 9 months

General Manager
November 2016 - December 2017 (1 year 2 months)

Domozo - the smart way to sell your house

CTO Global Verticals
July 2015 - November 2016 (1 year 5 months)

CTO Global Classifieds
April 2014 - July 2015 (1 year 4 months)

OLX - FixeAds
CEO and Founder
April 2007 - March 2014 (7 years)

Launch of several internet classifieds businesses (classifieds, marketplace and CRM tools): Standvirtual, Imovirtual, Coisas, OLX Portugal, OLX Angola & OLX Mozambique

Jornal Ocasião
Webmaster
October 2000 - September 2005 (5 years)

new business development, online classified ads insertion optimization and quality improvement, international classified insertion form (ICMA), microsites, programming

Inoveno
Webmaster
July 2003 - February 2005 (1 year 8 months)

Mobile content development and management

2020 Multimedia
Webmaster
April 2002 - July 2003 (1 year 4 months)

Mobile content development

Lotes-Online / Miauger
Business Development / Webmaster
April 2000 - February 2001 (11 months)

Fastest growing Portuguese internet auction site, which was sold in October 2000 to Sonaecom group and renamed to miau.pt

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Education

Universidade Católica Portuguesa
Licenciado, Business Administration and Management,
General · (2001 - 2008)

University of St.Gallen
Business, economics, business law · (2000 - 2001)

Escola Alemã de Lisboa

· (1987 - 2000)